May 6, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:      Sonic Corp.

            File Number:  000-18859

            Form 10-K for the Year Ended August 31, 2014

Dear Mr. Shenk:

The purpose of this letter is to provide the detailed response of Sonic Corp. (the “Company”) to the comments set forth in your letter dated April 8, 2015.  For your convenience, your comments have been reproduced in their entirety followed by our responses.  We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing.  In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended August 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Segment reporting, page F-7

Executive Summary:

We understand you are reviewing our decision to report as one operating segment.  Our strategic plan, objectives and key initiatives are defined for the entire Sonic system, which includes Company and franchise drive-ins (the “Sonic system” or “system-wide”).  We believe this is important for understanding how we manage our business, allocate resources and assess performance.  You will note that the titles of some of our officers with system-wide initiative responsibility include the term “franchise.”  These officers’ system-wide responsibilities include Company drive-ins as well as franchise drive-ins.  Because we manage our business on a system-wide basis, we believe one reporting segment is appropriate.

1. We note your response to prior comment 2. Please further clarify for us the following:

A. We note that you have determined that your CEO is your CODM. Please:

1. Identify any other individuals who report to CODM, besides the CRO, CDO, and CFO noted in your response.

Response:

At the end of fiscal year 2014, there were seven senior officers reporting directly to the CODM.  These officers and a summary of their primary responsibilities, all of which have a system-wide focus, are as follows:

1.

The Chief Restaurant Operations Officer (“CRO”) oversees establishment and compliance with operating standards for the Sonic system, including management of personnel responsible for field services, food safety, quality assurance, training and operational standards.

2.

The Senior Vice President and Chief Development and Strategy Officer (“CDO”) oversees identification and approval of sites for new drive-in construction and support for system-wide drive-in development, in addition to overseeing and monitoring progress on the Company’s strategic initiatives.

3.

The Executive Vice President and Chief Financial Officer (“CFO”), in addition to the customary financial and accounting responsibilities, is responsible for managing the performance analysis, treasury, purchasing and supply chain functions for the Sonic system.

4.

The Senior Vice President and Chief Brand Officer (“CBO”) oversees the fully integrated marketing strategy for the Sonic system, with the main strategic focus of driving system-wide sales through marketing promotions, initiatives and new product innovation.

5.

The Vice President of People, since promoted to Senior Vice President of People (“SVP of People”), oversees the development and execution of policies and procedures for corporate employees as well as Company drive-in employees and communicates regulatory and industry employment best practices with franchisees.

6.

The Senior Vice President and Chief Information Officer (“CIO”) has the main strategic focus of implementing and supporting new technology initiatives that are necessary for achieving the Company’s objectives, while continuing to support existing technology.

7.

The Vice President and General Counsel, since promoted to Senior Vice President ("GC"), is responsible for leading corporate strategic and tactical legal initiatives, as well as providing legal advice to senior management on the Company’s strategies and their implementation.

As the Company’s business evolves, organizational changes are made to optimize and align the Company’s objectives and initiatives with resources and personnel.  In the second quarter of fiscal year 2015, the individuals holding the CRO and CBO positions left the Company.  These personnel changes led to promotions and the shifting of responsibilities for several existing officers, with various title changes.  These changes have not impacted Sonic’s focus on managing through strategic initiatives that drive the performance of the Sonic system.  Effective April 8, 2015, the Company made the following changes:

•

The newly created Executive Vice President of Franchise Operations, Finance and Planning (“EVP of FOFP”) position encompasses the operations responsibility of the former CRO position, purchasing, supply chain and performance analysis for the Sonic system and corporate finance.  The focus of the EVP of FOFP is directed at achieving consistency at all system-wide drive-ins in food safety, quality assurance and operational standards.  The CFO was promoted to EVP of FOFP.

•	The CFO position continues to have customary accounting and financial responsibilities for the Company. The Treasurer was promoted to CFO.

•

The Senior Vice President and Chief Marketing Officer ("CMO"), who previously held the position of Vice President and Chief Marketing Officer and reported to the CBO, assumed the responsibilities of the CBO and now reports to the CODM.

•

The Senior Vice President of Company Operations ("SVP of CO"), who previously reported to the CRO, now reports to the CODM.  The SVP of CO is solely responsible for managing the operations of the Company drive-ins and executing against the Sonic system sales and operating profit targets.

•	The SVP of People now has the system-wide drive-in training responsibility, which was previously under the CRO.

We are providing the fiscal year 2014 organizational structure and current organizational structure to the Staff separately and requesting confidential treatment.

2. You note in your response that the CEO evaluates and approves various strategies to grow and enhance the Sonic system. Identify the nature of these decisions and the information he uses to make them. In addition, to the extent different, identify the various resource allocation and performance assessment decisions your CODM makes earn revenue and incur expenses – that is, the sales and profitability targets for your drive-ins – and the information he uses to make them.

Response:

The CODM is responsible for making final resource allocation and performance assessment decisions and evaluating financial performance of the Sonic system.  The Company has a number of objectives, which include the following:  system average sales per drive-in, system average drive-in profit, system same-store sales growth, and earnings per share (“EPS”) targets. These objectives are outlined in the Company’s strategic plan, along with the key initiatives to achieve those objectives.  While we do monitor and report average sales and same-store sales growth for Company drive-ins, all drive-in objectives in our strategic plan are on a system-wide drive-in basis, rather than separated by Company drive-ins and franchise drive-ins.  The CODM determines the system-wide objectives and the key initiatives expected to drive achievement of those objectives based on input from and discussions with the CODM’s direct reports.  Resource allocation and expense decisions for achievement of the system-wide objectives, including resource requests from the SVP of CO, are made during the annual budget planning process and are re-evaluated throughout the year based on performance or to adapt to any external or internal factors that may impact execution of the key initiatives and, in turn, achievement of the system-wide objectives.

We communicate the Company’s objectives, including average sales per drive-in and average drive-in profit, to the Sonic system (Company and franchise drive-in operators) throughout the year.

The CODM and his direct reports use a variety of external and internal information when setting objectives and making recommendations and discussing metrics for key initiatives.  External information includes macro-economic indicators, commodity cost inflation, wage inflation, consumer trends and tastes, and competitive peer information on sales, products and profits.  Internal information includes research on product innovation, pricing strategy, service standards for food safety, customer service, day-to-day operational standards and return-on-investment metrics.

The financial responsibilities for each of the CODM’s direct reports align with the responsibilities described in 1.A.1., above, with each of these officers driving execution of the Company’s key initiatives.  The Company has multiple officers with shared financial responsibility for franchise royalties and fees, Company drive-in sales, Company cost of sales, and selling, general and administrative expenses (“SG&A”).  In addition to customary general and administrative expenses, the Company’s SG&A includes significant operating costs to manage and strategically lead system-wide drive-ins.  Such costs include expenditures in the following areas:

•	brand enhancement and system-wide revenue improvement initiatives,
•	system-wide product innovation,
•	system-wide store drive-in development,
•	system-wide IT initiatives,
•	system-wide supply chain,
•	system-wide operational initiatives,
•	system-wide quality and food safety, and
•	system-wide HR support.

B.  Please describe your budgeting process.  In this regard, please:

1. Tell us the nature of the information and the individuals involved at each level of the budgeting process.
2. When the actual performance differs from budgets, the nature of the discussions and decisions and the individuals involved.

Response:

The Company's treasury department, with support from the Company's performance analysis department, coordinates and manages the annual budget planning process with the CODM’s direct reports.  For example, the CMO works with the EVP of FOFP to recommend same-store sales targets based on promotional plans, past performance and the competitive and macro-environment.  These targets drive the budget for royalty revenue. The CMO works with the SVP of CO to recommend Company drive-in sales, and the EVP of FOFP works with the SVP of CO to recommend Company drive-in operating expenses. The treasury and performance analysis departments incorporate recommendations from each of the CODM’s direct reports and model the expected operational outcomes (such as system-wide same-store sales growth and Sonic system average sales per drive-in) and financial outcomes (such as EPS growth and Sonic system average annual profit) to formulate a recommended budget on a consolidated basis.  During the process, the CODM holds discussions with each of his direct reports individually and as a group and reviews the budget recommendations as well as resources requested for execution and implementation of the Company’s strategic plan.

The CODM, along with his direct reports, reviews progress on the key initiatives as well as performance against the budget on a monthly basis.  The group discusses variations between expected and actual performance, discusses potential adjustments in tactics, strategy or resource allocation, as applicable, and determines whether changes to resource allocations are necessary. Any material proposed changes are subject to final approval by the CODM.

The areas of budget responsibility for each of the CODM’s direct reports align with the financial responsibilities discussed in the previous response.

Because there are no operating results prepared or reviewed by anyone in the Company for its franchise operations other than revenue, and because the business is managed by key initiatives on a system-wide basis rather than as Company drive-ins or franchising segments, we do not believe that franchise operations constitute a separate operating segment or reporting unit.

C.  You note that focus has shifted to managing the entire Sonic system in key areas such as overall sales and profitability targets for all drive-ins.  Please tell us who is responsible for this area, the nature of the decisions this individual makes in this regard, and the titles and responsibilities of the individual’s direct reports.

Response:

The CBO in fiscal 2014, and now the CMO, is responsible for developing the action plans for the key initiatives intended to increase same-store sales for the Sonic system.  Depending on the initiative, the CMO may work with the CIO or the EVP of FOFP to assess the promotional, technology or operational programs needed to increase same-store sales. For example, the CMO may recommend the addition of features to the Company's mobile application and work with the CIO to develop an action plan to drive sales and outline needed resources.  The CDO also contributes to the system-wide sales objective with recommendations for drive-in development growth.  The CODM will make final decisions and charges the CMO and CDO, among others, with executing the plans.

Responsibility for the system-wide average drive-in profit objective is shared primarily among several of the CODM’s direct reports.  In fiscal year 2014, the responsibility was shared among the CRO, CBO and CFO.  Currently, these responsibilities are shared primarily between the CMO and EVP of FOFP.  As such, the CFO in fiscal year 2014, who is now the EVP of FOFP, is responsible for developing the action plans for the key initiatives intended to increase system-wide average drive-in profits through cost and efficiency programs.  These strategies and action plans may need IT and operations support from other CODM direct reports.  For example, the EVP of FOFP would work with the CIO to ensure proper resources and plans are in place for the technology aspects of a supply chain efficiency program.  The CBO in fiscal year 2014, and now the CMO, is responsible for working with the EVP of FOFP who oversees purchasing and performance analysis to recommend a pricing strategy and specific promotions to drive system-wide profitability.  The CODM has final approval over plans and resources for the key initiatives intended to drive system-wide sales and profits.

We are providing the titles and responsibilities of direct reports to the CMO and to the EVP of FOFP to the Staff separately and requesting confidential treatment.

D. We note that your CRO is responsible for managing and improving operations for the entire Sonic system.  Please tell us the nature of the decisions this individual makes in this regard and the titles and responsibilities of this individual’s direct reports.

Response:

In fiscal year 2014, the CRO established and oversaw compliance with the operating standards for the Sonic system, including management of personnel responsible for field services, food safety, quality assurance, training and operational standards. The CRO was also responsible for working with the CFO and the CBO to develop action plans for key initiatives intended to increase system-wide average drive-in profit.  Please reference the response to comment 1.A.1., above, for the subsequent organizational changes that occurred regarding the CRO role.  With the exception of training, the EVP of FOFP is now responsible for all of these areas. This individual is responsible for recommending food safety and operational standards and for purchasing and supply chain for the Sonic system and works with the CMO on recommendations and plans to increase system-wide average drive-in profit through cost and efficiency efforts.

We are providing the titles and responsibilities of the direct reports to the CRO as of August 31, 2014, including notation of reporting changes after the organizational changes described in the response to comment 1.A.1., above, to the Staff separately and requesting confidential treatment.

Conclusion:

In summary, our strategic plan, objectives and key initiatives are defined on a system-wide basis.  This structure drives our approach for managing our business, allocating resources and assessing performance. Because we manage our business on a system-wide basis, we believe one reporting segment is appropriate.

Thank you for your consideration in reviewing the above responses.  If you have any additional questions, feel free to contact me via phone at 405-225-4846 or e-mail at csanpedro@sonicdrivein.com.

Sincerely,

/s/ Claudia S. San Pedro

Claudia S. San Pedro

Senior Vice President and Chief Financial Officer

cc:	Aamira Chaudhry
Amy Geddes